UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2006

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: June 27, 2006

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CAMTEK ANNOUNCES FIRST FALCON SALE IN KOREA,

Major Korean bumping house orders two Falcons for gold bump inspection

MIGDAL HA’EMEK, Israel, June 27, 2006 – Camtek Ltd. (NASDAQ, TASE: CAMT) announced today that it has received an order for two Falcon wafer inspection systems from a major Korean bumping house. The falcons will inspect wafers of driver chips for flat panel display (FPD) screens. The integrity of the miniature gold bumps on these chips is critical to the reliable performance of the display screen. The systems are scheduled for delivery during the current quarter.

Roy Porat, President of Camtek HK, in charge of Camtek’s Asia operations, commented: “We regard the Korean semiconductor industry as a strategic market for us. This order, which followed a very intensive evaluation against several competing systems, marks our first step into this market. We currently have several additional systems under evaluation at leading Korean corporations, and expect to announce more orders in the near future.”

ABOUT FALCON

Camtek’s line of automated wafer inspection systems, Falcon, helps semiconductor manufacturers, bumping houses and packaging foundries monitor processes and enhance yield. Falcon models deliver superb 2D and 3D inspection and metrology capabilities for wafers before or after test, along the bumping process or after dicing.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION
CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Ronit Dulberg, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International Investor Relations
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-54-905-0776	Fax: +972 544 246720	kenny.green@gkir.com
ronitd@camtek.co.il		ehud.helft@gkir.com

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